Exhibit 99.1

QIWI Announces Extraordinary General Meeting of Shareholders

NICOSIA, CYPRUS – November 9, 2017 – QIWI plc (Nasdaq: QIWI), (MOEX: QIWI) (“QIWI” or the “Company”) today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) on Wednesday December 27, 2017, at 10:00a.m. (Cyprus Time) at QIWI’s office located at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus.

Only shareholders of record at the close of business on November 10, 2017 are entitled to receive notice, attend and vote at the EGM and any adjourned meeting thereof. Holders of the Company’s American Depositary Shares (“ADS”) who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon. Shareholders are cordially invited to attend the EGM.

At the EGM, the following item will be submitted for shareholders’ approval:

1.	to approve a total amount of shares to be reserved for issuance under the 2017 Employee Stock Option Plan;

2.	to approve the 2017 Employee Stock Option Plan; and

3.	to approve the disapplication of shareholders pre-emption rights.

Further details on the agenda and procedural matters related to the EGM will be made available to the Company’s shareholders by the Company and the Company’s ADS holders through The Bank of New York Mellon.

Copies of certain materials related to the EGM, including Notice for the convocation of the EGM, 2017 Employee Stock Option Plan and Report of the Board of Directors are available on our website at http://investor.qiwi.com.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 18.5 million virtual wallets, over 155,000 kiosks and terminals, and enabled merchants to accept over RUB 72 billion cash and electronic payments monthly from over 51 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com